Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-121238

SUPPLEMENT NO. 4
DATED OCTOBER 30, 2008
TO THE PROSPECTUS DATED AUGUST 11, 2008
OF CORNERSTONE CORE PROPERTIES REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Core Properties REIT, Inc. dated August 11, 2008, as supplemented by supplement no. 1 dated August 11, 2008, supplement no. 2 dated August 18, 2008 and supplement no. 3 dated September 22, 2008.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Core Properties REIT, Inc. and, as required by context, Cornerstone Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose revisions to suitability standards for investors in Kansas and Oregon.

Revisions to Suitability Standards in Kansas and Oregon

As of October 31, 2008, stock will only be sold to residents of the States of Kansas and Oregon representing that they meet one of the following suitability standards:

(1) a net worth of at least $250,000; or

(2) gross annual income of at least $70,000 and a net worth of at least $70,000.

In addition, residents of the State of Oregon must have a net worth of at least 10 times their investment in us.

Also, it is recommended that residents of the state of Kansas invest no more than 10% of their liquid net worth in our stock and the securities of other real estate investment trusts.  Liquid net worth is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the stock if such person is the fiduciary or by the beneficiary of the account.

Those selling stock on our behalf must make every reasonable effort to determine that the purchase of stock in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives. See “Plan of Distribution—Suitability Standards” in the prospectus for a detailed discussion of the determinations regarding suitability that we require of all those selling stock on our behalf.